Date : February 24, 2012

Via EDGAR

United States Securities and Exchange Commission

100F Street, N.E.

Washington D.C., 20549-7010

Att: Sonia Bednarowski or John Stickel, Staff Attorneys

Division of Corporation finance

Re: Global Seed Inc.,

Amended Registration Statement on Form S-1

Filed February 9, 2011

File No.333-177157

Dear Ms. Bednarowski or Mr. Stickel:

In response to your lettered dated January 23, 2011, concerning the Registration Statement on Form S-1( Amendment No:4) filed on February 9, 2011, we have provided the response below and an extra copy of the S-1 with underlined for your expedited review.

1. Response: We have removed the following statement:

" We believe that well over 70% of Chinese-Americans in Houston, Texas can read Chinese. We believe that the majority of Chinese-Americans learned Chinese language in primary and secondary schools." Page 16.

2. Response: We believe it is not necessary because the expenses associated with being a public company already included in the $1,200 miscellaneous expenses and working capital.

3. Response: We have removed the following statement from Business Strategies. Page 18

" We believe our advertising rates is attractive to potential advertisers. We intend to charge 10% less than our competitors to capture our market shares because our lower monthly distribution volume, less brand awareness and less frequency of publication could justified our advertising rates for less than our competitors." Page 18.

4. Response: We have revised the following statement:

" We will also compete with other advertisers including English language journals and newspapers." Page 18.

5. Response: We have revised and add the following statement:

"We intend to have fund raising activities after the effectiveness of the S-1 registration statement. We presently do not have definite plans for fund raising activities because our registration statement has not yet declared effective by the Securities and Exchange Commission. There is no guarantee that we will raise any funds." Page 21.

"END"

If you have further questions, please contact our attorney, Send copies to:

Kristie L. Lewis

Attorney-At-Law

P.O. Box 31472

Houston, Texas 77231

Tel: (832)-598-7435 Fax: 832-553-1902

E-mail: Klewisattyatlaw@gmail.com

 Please also send a extra copy to the following e-mail address: zhidasu726@yahoo.com

Sincerely,

/s/ Su Zhi Da

Su Zhi Da, CEO/CFO